Exhibit 99.2

(previously filed on January 17, 2003)

Next Level Communications Forms Independent Director Committee to Evaluate Unsolicited Motorola Bid

ROHNERT PARK, Calif.—(BUSINESS WIRE)—Jan. 16, 2003—Next Level Communications Inc. (NASDAQ: NXTV — News) today announced that its board of directors has formed a committee comprised solely of independent directors to review and evaluate a proposed unsolicited tender offer by Motorola Inc. (NYSE: MOT - News). The independent committee consists of Walter C. Clay, Alex Good, Craig Kornblau and Paul Latchford, all of whom are non-management directors unaffiliated with Motorola. The members of the independent committee constitute a majority of the entire board of directors.

The independent committee is beginning its analysis of the proposed unsolicited tender offer by Motorola at $1.04 per share for all outstanding publicly held shares of Next Level. The committee has retained Latham & Watkins and Richards, Layton & Finger as legal counsel and MacKenzie Partners, Inc. as stockholder relations advisor. The committee is expected to retain an investment bank as its financial advisor in the near future.

The independent committee will make its recommendation with respect to the Motorola tender offer to the Next Level board of directors. The board of directors will in turn make a recommendation to stockholders within ten business days after the date Motorola commences its unsolicited tender offer. At that time, the board will advise stockholders whether it recommends acceptance or rejection of the tender offer, expresses no opinion, remains neutral with respect to the tender offer or is unable to take a position with respect to the tender offer. When the board makes its recommendation to stockholders, it will also state the reasons for the recommendation. Until such time that the board makes a recommendation, it strongly requests that all Next Level stockholders defer making any determination whether to accept or reject the tender offer.

The independent committee also strongly recommends that Next Level stockholders read the board’s solicitation/recommendation statement regarding the proposed unsolicited Motorola tender offer when it becomes available. Stockholders may obtain a free copy of the solicitation/recommendation statement, which will be filed by Next Level with the Securities and Exchange Commission, at the SEC’s Web site at www.sec.gov. Stockholders may also obtain, without charge, a copy of the solicitation/recommendation statement, when available, by directing requests to Mackenzie Partners Inc. at 800-322-2885 or at proxy@mackenziepartners.com.

About Next Level Communications

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com.

Next Level Communications and the NLC logo are trademarks or registered trademarks of Next Level Communications in the United States and other countries.

This release contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are generally preceded by words including, without limitation, “will,” “plans,” “expects,” “believes,” “anticipates” or “intends.” Investors are cautioned that all forward-looking statements in this release involve risks and uncertainties that could cause actual results to differ materially from current expectations. Factors that realistically could cause results to differ materially from those projected in the forward-looking statements are set forth in “Risk Factors” in our Form 10-K for the year ended December 31, 2001.

Contact:
         Next Level Communications
         Geoff Burke, 707/584-6565